UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 27, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 July 2026 entitled Result of AGM.

27 JULY 2026

RESULTS OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company was held at Storey Club, Paddington Central, 4 Kingdom Street, London, W2 6BD on Monday, 27 July 2026 at 10.30 am.

Resolutions 1 to 6 (inclusive), 8 to 20 (inclusive) and 24 and 26 were passed as Ordinary Resolutions. Resolutions 21 to 23 (inclusive) and 25 were passed as Special Resolutions.

Resolution 7 (to re-elect Hatem Dowidar as a Director) was withdrawn on 13 July 2026, prior to the AGM, following Hatem Dowidar’s resignation from the Board of Directors on 10 July 2026. Accordingly, Resolution 7 was not put to shareholders and no votes cast in relation to Resolution 7 were counted. The remaining resolutions were put to the shareholders in the form set out in the Notice of Annual General Meeting.

The results of the poll on all resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2026.	12,005,432,720	52.13%	12,000,755,374	99.96%	4,677,346	0.04%	27,983,645
2.	To re-elect Jean-François van Boxmeer as a Director.	12,015,279,253	52.18%	11,730,454,662	97.63%	284,824,591	2.37%	18,128,422
3.	To re-elect Margherita Della Valle as a Director.	12,018,254,020	52.19%	11,926,274,023	99.23%	91,979,997	0.77%	15,151,681
4.	To re-elect Stephen A. Carter CBE as a Director.	12,015,302,617	52.18%	10,227,693,512	85.12%	1,787,609,105	14.88%	18,065,795
5.	To re-elect Michel Demaré as a Director.	12,012,417,613	52.16%	11,944,598,291	99.44%	67,819,322	0.56%	20,951,975
6.	To re-elect Simon Dingemans as a Director.	12,012,533,873	52.16%	11,980,222,342	99.73%	32,311,531	0.27%	20,879,492
7.	Resolution withdrawn – not put to the meeting	-	-	-	-	-	-	-
8.	To re-elect Delphine Ernotte Cunci as a Director.	12,014,947,469	52.17%	11,957,190,427	99.52%	57,757,042	0.48%	18,422,119
9.	To re-elect Deborah Kerr as a Director.	12,015,139,645	52.18%	11,987,544,825	99.77%	27,594,820	0.23%	18,220,294
10.	To elect Olaf Koch as a Director.	12,014,268,113	52.17%	11,987,503,296	99.78%	26,764,817	0.22%	19,101,475
11.	To elect Pilar López as a Director.	12,013,473,673	52.17%	11,824,440,157	98.43%	189,033,516	1.57%	19,869,926
12.	To re-elect Anne-Françoise Nesmes as a Director.	12,014,424,300	52.17%	11,984,283,050	99.75%	30,141,250	0.25%	18,935,080
13.	To re-elect Christine Ramon as a Director.	12,008,258,992	52.15%	11,838,700,005	98.59%	169,558,987	1.41%	25,110,596
14.	To re-elect Simon Segars as a Director.	12,012,170,264	52.16%	11,955,439,114	99.53%	56,731,150	0.47%	21,199,324
15.	To declare a final dividend of 2.3625 eurocents per ordinary share for the year ended 31 March 2026	12,020,263,856	52.20%	11,989,609,591	99.74%	30,654,265	0.26%	13,149,134
16.	To approve the Directors’ Remuneration Policy set out in the Annual Report for the year ended 31 March 2026.	12,012,675,556	52.16%	10,917,965,087	90.89%	1,094,710,469	9.11%	20,694,524
17.	To approve the Annual Report on Remuneration (other than the part containing the Remuneration Policy) contained in the Remuneration Report of the Board for the year ended 31 March 2026.	12,010,259,385	52.15%	11,633,449,148	96.86%	376,810,237	3.14%	23,110,695
18.	To re-appoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	12,019,581,331	52.19%	11,978,701,853	99.66%	40,879,478	0.34%	13,835,526
19.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	12,018,305,927	52.19%	11,974,963,404	99.64%	43,342,523	0.36%	15,111,093
20.	To authorise the Directors to allot shares	12,014,766,975	52.17%	11,263,449,315	93.75%	751,317,660	6.25%	18,599,216
21.*	To authorise the Directors to dis-apply pre-emption rights.	11,980,847,259	52.03%	11,852,536,756	98.93%	128,310,503	1.07%	52,569,269
22.*	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	12,008,821,603	52.15%	11,882,000,562	98.94%	126,821,041	1.06%	24,591,925
23.*	To authorise the Company to purchase its own shares.	12,009,794,747	52.15%	11,994,309,349	99.87%	15,485,398	0.13%	23,622,273
24.	To authorise political donations and expenditure.	11,945,186,447	51.87%	11,819,997,369	98.95%	125,189,078	1.05%	88,230,081
25.*	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days’ notice.	12,012,590,905	52.16%	11,300,029,658	94.07%	712,561,247	5.93%	20,821,900
26.	To approve the amendments to the Vodafone Global Incentive Plan 2023.	12,011,015,257	52.16%	11,451,801,616	95.34%	559,213,641	4.66%	22,398,108

* Special resolution

The number of Ordinary Shares in issue on 23 July 2026 (excluding shares held in Treasury) was 23,028,452,487. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with UK Listing Rule 6.4.2, a copy of the Resolutions, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amparo Moraleda did not stand for re-election as a Director and retired from the Board with effect from the conclusion of the AGM. In accordance with section 430(2B) of the Companies Act 2006, the Company confirms that Amparo Moraleda will receive payment of fees for service whilst a Director, but no other remuneration payment or payment for loss of office will be made in connection with her departure.

Following conclusion of the Annual General Meeting, the composition of the Board Committees are as follows:

Audit and Risk Committee	Nominations and Governance Committee	Remuneration Committee	ESG Committee	Technology Committee
Simon Dingemans (Chair) Michel Demaré Deborah Kerr Anne-Françoise Nesmes Christine Ramon	Jean-François van Boxmeer (Chair)Stephen A. Carter CBE Delphine Ernotte Cunci Simon Segars	Christine Ramon (Chair) Michel Demaré Simon Dingemans	Anne-Françoise Nesmes (Chair) Jean-François van Boxmeer Simon Segars	Simon Segars (Chair) Stephen A. Carter CBE Delphine Ernotte Cunci Deborah Kerr

- ends –

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 27, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary